

SECURITI ... ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SECURITIES AND EXCHANGE COMMISSION

FEB 2 8

DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-49107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Holmén **(212) 651-0860**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 4 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Member of
Guggenheim Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Guggenheim Capital Markets, LLC (the Company) as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guggenheim Capital Markets, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2007

GUGGENHEIM CAPITAL MARKETS, LLC

Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 859,814
Receivable from clearing organization	20,148,375
Marketable securities owned - at market value	4,588,963
Due from affiliates	2,815,967
Receivable from customers	905,948
Furniture, equipment and leasehold improvements - at cost less accumulated depreciation and amortization of $442,490	252,411
Goodwill	21,289,580
Other assets	268,662
Total assets	$ 51,129,720
Liabilities and Member's Equity	
Due to affiliates	$ 992,634
Restructuring charge reserve (Note 8)	2,322,367
Accrued expenses and other liabilities	8,205,401
Total liabilities	11,520,402
Member's equity	39,609,318
Total liabilities and member's equity	$ 51,129,720

The accompanying notes are an integral part of these financial statements.

GUGGENHEIM CAPITAL MARKETS, LLC

Notes to Financial Statements
December 31, 2006

1. General Information

Guggenheim Capital Markets, LLC ("Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Security Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of Links Holdings, LLC ("Parent") which is a wholly-owned subsidiary of Guggenheim Capital, LLC ("Guggenheim").

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company maintains its accounting records on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Cash Equivalents
Marketable investments that are highly liquid and have maturities of three months or less at the date of purchase are classified as cash equivalents.

Financial Instruments
Financial instruments owned, purchased, and sold are recorded on a trade-date basis at fair value. Realized and unrealized gains and losses are included in principal transactions revenues. The fair value of trading positions is based on listed market prices. In certain markets where observable market prices are not available for all products, fair value is determined using techniques appropriate for each particular product. The trading positions are held by the clearing broker and may be pledged by the clearing broker in the conduct of its business. Such financial instruments consist of debt and equity securities.

Fair Value of Financial Instruments
Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives of the assets ranging from four to five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease.

Goodwill

Goodwill, which was recognized as a result of the acquisition of the Parent and its subsidiaries, including the Company, by Guggenheim in 2001, has been recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. Goodwill is subject to review annually for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. During the year, Guggenheim completed the annual impairment test, which did not indicate any goodwill impairment for the Company and therefore did not have an effect on the Company's financial condition or results of operations.

Commission Revenue

Commission revenue and related clearance expenses are recorded on a trade-date basis.

Investment Banking and Advisory Fees

Investment banking and advisory fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent, placement fees and advisory fees earned from structuring transactions. Investment banking and advisory fees are recorded when services for the transactions are substantially complete. Transaction-related expenses are deferred and later expensed to match revenue recognition.

Income Taxes

The Company, as a single member Limited Liability Company, is considered a disregarded entity for tax purposes and does not file its own income tax returns. Any income tax payments on the Company's profits are the responsibility of its Parent.

3. Related Party Transactions

The Company has a Service Agreement with the Parent and certain subsidiaries of Guggenheim under which the following services are provided: premises; systems facilities, including hardware, software and telecommunications; corporate finance, including accounting, tax and planning; human resources and benefits administration; general administration; legal; and marketing. The fee paid for these services was $1,586,808 and is included in the Statement of Operations as follows: Employee compensation, benefits and commissions $737,147, Communications and data processing $361,741 and Rent and occupancy $487,920.

Investment banking and advisory fees include $1,372,297 received from affiliates for customer introduction services. Professional fees include $253,274 of referral fees paid to affiliates of Guggenheim.

GUGGENHEIM CAPITAL MARKETS, LLC

Notes to Financial Statements
December 31, 2006

4. Financial Instruments with Off Balance Sheet Risk

Customer Activities

Customer securities transactions are cleared through ADP Clearing and Outsourcing Services, Inc ("ADP") on a fully-disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and ADP provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from ADP on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

Proprietary Trading Activities

The Company engages in short term proprietary trading activities, including entering into long and short positions in order to manage exposure to market risk.

5. Employment Agreements

As of December 31, 2006, all forgivable loans associated with 2005 employment agreements were fully amortized. For the year ended December 31, 2006, the Company recorded a charge related to these 2005 employment agreements of approximately $1.1 million for loan forgiveness which is reflected in employee compensation, benefits and commissions in the statement of operations.

6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of the greater of minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, net capital was $9,492,638, an excess of $8,724,612, and the ratio of aggregate indebtedness to net capital was 1.21 to 1.

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 under paragraph k (2)(ii) because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

The Company has a signed proprietary accounts of introducing brokers ("PAIB") agreement with its clearing broker, to enable it to include certain assets as allowable assets in its Net Capital computation.

7. Benefit Plans

All participating employees are covered by the Guggenheim 401(k) plan (the "Plan"). For the year ended December 31, 2006, the Company made contributions of $122,997 for its pro-rata share of the Plan. At December 31, 2006, such contributions are included in accrued expenses and other liabilities.

8. Discontinued Operations

In 2005, the Company disposed of a group that primarily focused on leveraged finance. The disposal consisted of the termination of two individuals with 2004 employment agreements along with their related associates and assistants. The two individuals with employment agreements communicated to the Company and Guggenheim that they would be seeking a financial settlement in excess of the amounts contractually owed under the terms of their employment agreements. As of December 31, 2005, the Company had reserved approximately $2.5 million in costs associated with discontinued operations.

In 2006, the Company paid out approximately $1.0 million in termination costs against the reserve established in 2005. A settlement was reached in 2007 with the two individuals discussed above. Total costs associated with the settlement include a cash payout of $2.1 million, a grant of 375,000 Guggenheim common units and various legal costs. As of December 31, 2006, costs associated with the cash payout and legal costs are included in the restructuring charge reserve, while costs associated with the share grant are included in due to affiliates.

END